UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 28689 / April 7, 2009

In the Matter of	)
	)
	)
E*TRADE CAPITAL MARKETS LLC	)
440 S. LaSalle Street, Suite 3030	)
Chicago, IL 60605	)
	)
E*TRADE FINANCIAL CORPORATION	)
135 E. 57th Street, 17th Floor	)
New York, NY 10022	)
	)
E*TRADE ASSET MANAGEMENT, INC.	)
4500 Bohannon Drive	)
Menlo Park, CA 94025	)
	)
E*TRADE SECURITIES LLC	)
135 E. 57th Street, 31st Floor	)
New York, NY 10022	)
	)
KOBREN INSIGHT MANAGEMENT, INC.	)
20 William Street, Suite 200	)
Wellesley Hills, MA 02481	)
	)
(812-13639)	)
	)

ORDER PURSUANT TO SECTION 9(c) OF THE INVESTMENT COMPANY ACT OF
1940 GRANTING A PERMANENT EXEMPTION FROM SECTION 9(a) OF THE ACT

E*TRADE Capital Markets LLC ("ETCM"), E*TRADE Financial Corporation, E*TRADE
Asset Management, Inc., E*TRADE Securities LLC and Kobren Insight Management, Inc.
(collectively, "Applicants") filed an application on March 4, 2009, which was amended on
March 12, 2009, requesting temporary and permanent orders under section 9(c) of the
Investment Company Act of 1940 ("Act") exempting Applicants and any other company of
which ETCM is or hereafter becomes an affiliated person within the meaning of section
2(a)(3) of the Act (together with Applicants, "Covered Persons") from section 9(a) of the Act

with respect to an injunction entered by the United States District Court for the Southern District of New York on March 11, 2009.

On March 12, 2009, the Commission simultaneously issued a notice of the filing of the application and a temporary conditional order exempting the Covered Persons from section 9(a) of the Act from March 11, 2009 until the Commission takes final action on the application for a permanent order (Investment Company Act Release No. 28645). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found that the prohibitions of section 9(a) as applied to the Applicants would be unduly and disproportionately severe and the conduct of the Applicants has been such as not to make it against the public interest or protection of investors to grant the permanent exemption from the provisions of section 9(a) of the Act.

Accordingly,

IT IS ORDERED, pursuant to section 9(c) of the Act, on the basis of the representations contained in the application filed by ETCM et al. (File No. 812-13639), that Covered Persons be and hereby are permanently exempted from the provisions of section 9(a) of the Act, operative solely as a result of an injunction, described in the application, entered by the United States District Court for the Southern District of New York on March 11, 2009.

By the Commission.

Elizabeth M. Murphy
Secretary